U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 333-105024

CASCADES INC.

404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                 .

On October 31, 2005, Cascades Inc., a Québec corporation, Cascades USA, Inc., a Delaware corporation, Cascades Europe SAS, a French corporation, and Cascades Arnsberg GmbH, a German corporation, (collectively, the “Borrowers”) entered into an Amended and Restated Credit Agreement (the “Amended Credit Agreement”) among the Borrowers, as borrowers; the lenders and issuers party thereto; National Bank Financial Inc., Caisse de dépôt et placement de Québec (“CDP”) and Scotia Capital as co-lead arrangers and joint bookrunners; The Bank of Nova Scotia, as administrative agent and collateral agent (in such capacities, the “Agent”); National Bank of Canada, as co-administrative agent; and CDP, as syndication agent.

The Amended Credit Agreement amends and restates the existing credit agreement dated as of February 5, 2003, to which each of the Borrowers was a party (as amended, the “Existing Credit Agreement”) to, among other things, add CDP as a lender and agent, permit the reallocation and reduction of the revolving credit facility provided under the Existing Credit Agreement, provide for the addition of a term loan facility, and modify the financial covenants contained in the Existing Credit Agreement.

The revolving credit facility is an aggregate principal amount not to exceed CDN$450,000,000, divided into three tranches, all of which mature on October 31, 2010.  The initial amounts available under each tranche may be changed upon ten business days’ notice by the Borrowers to the Agent.  Tranche A is available for borrowings by Cascades Inc. and is an initial aggregate principal amount not to exceed CDN$350,000,000, with a sublimit of CDN$30,000,000 for the issuance of letters of credit.  Tranche B is available for borrowings by Cascades USA, Inc. and is an aggregate initial principal amount not to exceed CDN$60,000,000, with a sublimit of CDN$30,000,000 for the issuance of letters of credit.  Tranche C is available for borrowings by Cascades Europe SAS and Cascades Arnsberg GmbH and is an initial aggregate principal amount not to exceed CDN$40,000,000, with a sublimit of CDN$16,500,000 for the issuance of letters of credit.  The revolving facility also includes a swingline loan sublimit of 20% of each tranche.  The term loan facility was made available to Cascades Inc. in an aggregate principal amount of up to CDN$100,000,000 and will mature on October 31, 2012.  As of October 31, 2005, CDN$100,000,000 was outstanding under the term facility, and CDN$165,000,000 was outstanding under the revolving loan facility, including CDN$7,000,000 in letter of credit accommodations.  Amounts borrowed and repaid under the term facility are not permitted to be reborrowed.

The Amended Credit Agreement, like the Existing Credit Agreement, contains financial covenants, including maximum leverage ratio limits and minimum interest coverage ratio limits.  The Amended Credit Agreement also contains reporting requirements, affirmative covenants and other restrictions customary in agreements of this type, including but not limited to periodic financial reporting requirements, notice of certain events and filings, the preservation of corporate existence and maintenance of insurance, as well as restrictions on the incurrence of debt, the creation of liens, the making of investments, the sale of assets and the payment of dividends and other distributions.

The obligations of the Borrowers under the Amended Credit Agreement are guaranteed by certain subsidiaries of the Borrowers, and are secured by the inventory, accounts receivable and certain fixed assets of the Borrowers and the guarantors.  In connection with the Amended Credit Agreement, the Borrowers and the guarantors entered into an Acknowledgment Agreement, which reaffirmed the existing guaranties by, and liens and security interests on the assets of, the Borrowers and the guarantors under the Existing Credit Agreement with respect to the Amended Credit Agreement.

A copy of the Amended Credit Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibit Number	Document

10.1

Amended and Restated Credit Agreement dated as of October 31, 2005 among Cascades Inc., Cascades USA, Inc., Cascades Europe SAS, and Cascades Arnsberg GmbH, as borrowers, the lenders and issuers party thereto, National Bank Financial Inc., Caisse de dépôt et placement de Québec (“CDP”) and Scotia Capital as co-lead arrangers and joint bookrunners; The Bank of Nova Scotia, as administrative agent and collateral agent; National Bank of Canada, as co-administrative agent; and CDP, as syndication agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

	By:	/S/ Robert F. Hall
	Name:	Robert F. Hall
	Title:	Vice President, Legal Affairs and Corporate Secretary

Date: February 17, 2006

Exhibit Index

Exhibit Number	Document

10.1

Amended and Restated Credit Agreement dated as of October 31, 2005 among Cascades Inc., Cascades USA, Inc., Cascades Europe SAS, and Cascades Arnsberg GmbH, as borrowers, the lenders and issuers party thereto, National Bank Financial Inc., Caisse de dépôt et placement de Québec (“CDP”) and Scotia Capital as co-lead arrangers and joint bookrunners; The Bank of Nova Scotia, as administrative agent and collateral agent; National Bank of Canada, as co-administrative agent; and CDP, as syndication agent.